APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS


MADEARS LLC
Income Statement - unaudited
For the period ended December 31, 2018


	Current Period 1/1/18 to 12/31/18	Prior Period 1/1/17 to 12/31/17	
REVENUES			
Sales	$ 125,327.00	$ 99,673.00	
Other Revenue	-	-	
TOTAL REVENUES	**125,327.00**	**99,673.00**	
COST OF GOODS SOLD			
Cost of Sales	28,504.00	21,143.00	
Supplies	-	-	
Other Direct Costs	8,785.00	19,692.00	
TOTAL COST OF GOODS SOLD	37,289.00	40,835.00	
GROSS PROFIT (LOSS)	88,038.00	58,838.00	
OPERATING EXPENSES			
Advertising and Promotion	2,500.00	600.00	
Bank Service Charges	-	-	
Business Licenses and Permits	1,450.00	1,200.00	
Computer and Internet	-	-	
Depreciation	-	-	
Dues and Subscriptions	5,000.00	2,000.00	
Insurance	3,791.00	2,055.00	
Meals and Entertainment	1,569.00	-	
Miscellaneous Expense	1,610.00	2,278.00	
Office Supplies	3,414.00	4,000.00	
Payroll Processing	-	-	
Professional Services - Legal, Accounting	-	-	
Occupancy	20,531.00	8,798.00	
Rental Payments	15,600.00	15,600.00	7/1/2016
Salaries	19,458.00	8,149.00	11/1/2018
Payroll Taxes and Benefits	-	-	853
Travel	-	-	28.0438356
Utilities	16,106.00	12,964.00	
Website Development	-	-	
TOTAL OPERATING EXPENSES	91,029.00	57,644.00	
OPERATING PROFIT (LOSS)	(2,991.00)	1,194.00	10500000
			$ 374,414
INTEREST (INCOME), EXPENSE & TAXES			$ 28,081
Interest (Income)	-	-	
Interest Expense	3,155.00	592.00	
Income Tax Expense	-	-	
TOTAL INTEREST (INCOME), EXPENSE & TAXES	3,155.00	592.00	
NET INCOME (LOSS)	**$ (6,146.00)**	**$ 602.00**	

MADEARS LLC
Balance Sheet - unaudited
For the period ended December 31, 2018

	Current Period 31-Dec-18	Prior Period 31-Dec-17
ASSETS		
Current Assets:		
Cash	$ -	$ -
Petty Cash	-	-
Accounts Receivables	-	370.00
Inventory	2,000.00	1,500.00
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	2,000.00	1,870.00
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	56,541.00	48,000.00
Computer Equipment	-	-
Vehicles	-	-
Less: Accumulated Depreciation	(5,541.00)	(3,852.00)
Total Fixed Assets	51,000.00	44,148.00
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-
Other Assets	2,500.00	-
Total Other Assets	2,500.00	-

TOTAL ASSETS	**$ 55,500.00**	**$ 46,018.00**
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ -	$ -
Business Credit Cards	14,500.00	19,500.00
Sales Tax Payable	25,000.00	12,500.00
Payroll Liabilities	-	-
Other Liabilities	700.00	
Current Portion of Long-Term Debt	-	-
Total Current Liabilities	40,200.00	32,000.00
Long-Term Liabilities:		
Notes Payable	5,700.00	6,800.00
Mortgage Payable	-	-
Less: Current portion of Long-term debt	-	-
Total Long-Term Liabilities	5,700.00	6,800.00
EQUITY		
Capital Stock/Partner's Equity	9,600.00	7,218.00
Opening Retained Earnings	-	-
Dividends Paid/Owner's Draw	-	-
Net Income (Loss)	-	-
Total Equity	9,600.00	7,218.00
TOTAL LIABILITIES & EQUITY	**$ 55,500.00**	**$ 46,018.00**
Balance Sheet Check	-	-

MADEARS LLC
Statement of Cash Flow - unaudited
For the period ended December 31, 2018

	Current Period 1/1/18 to 12/31/18	Prior Period 1/1/17 to 12/31/17
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	(6,146)	602
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	-	-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory	-	-
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	-
Credit Cards Payable	-	-
Total Adjustments	-	-
Net Cash Flows From Operating Activities	(6,146)	602
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	-
Net Cash Flows From Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	-	-
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	-	-
NET INCREASE (DECREASE) IN CASH	(6,146)	602
CASH - BEGINNING	-	-
CASH - ENDING	(6,146)	602

MADEARS LLC
Statement of Changes in Members Equity- unaudited
For the period ended December 31, 2018

	Current Period 1/1/18 to 12/31/18	**Prior Period** 1/1/17 to 12/31/17
MEMBER'S EQUITY - BEGINNING	-	-
Issuance of LLC Interests	-	-
Net Income	(6,146.00)	602.00
MEMBER'S EQUITY - ENDING	(6,146.00)	602.00

Kyle Davis
I, _____, certify that:

(1) The financial statements of Madear's LLC included in this Form are true and complete in all material respects; and

(2) The tax return information of Madear's LLC included in this Form reflects accurately the information reported on the tax return for Madear's LLC. for the fiscal years ended 2017 and 2018 (most recently available as of the Date of this Form C).

Signature: *Kyle Davis*
DocuSigned by:
6B5C68EF3B27403...

Kyle Davis
Name: _____

Title: Owner_____